VITAL FARMS, INC.

3601 South Congress Avenue

Suite C100

Austin, Texas 78704

July 28, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Geoffrey Kruczek

Re:	Vital Farms, Inc.

Registration Statement on Form S-1, as amended (File No. 333-239772)

Request for Acceleration of Effective Date

Dear Mr. Kruczek:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vital Farms, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on July 30, 2020, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Jaime L. Chase of Cooley LLP at (202) 728-7096 or, in her absence, Shauna Bracher of Cooley LLP at (202) 728-7052.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Vital Farms, Inc.

/s/ Russell Diez-Canseco
By:	Russell Diez-Canseco
Title:	President and Chief Executive Officer